Filed Pursuant to Rule 424(b)(7)
                                                        Registration Statement No. 333-133353

Prospectus Supplement No. 2

(To Prospectus dated April 18, 2006,
as supplemented by the Prospectus
Supplement dated August 23, 2007)

6,499,134 Shares

STRATEGIC HOTELS & RESORTS, INC.

COMMON STOCK

This prospectus supplement no. 2 supplements and amends the prospectus dated April 18, 2006 (as amended by the prospectus supplement dated August 23, 2007) relating to the resale from time to time of shares of our common stock that we may issue to holders named in the prospectus supplement dated August 23, 2007 and in this prospectus supplement upon exchange of the 3.50% Exchangeable Senior Notes due 2012, which we refer to herein as the notes, issued by Strategic Hotel Funding, L.L.C., our operating subsidiary.

                This prospectus supplement should be read in conjunction with and accompanied by, and is qualified by reference to, the prospectus and the prospectus supplement dated August 23, 2007, except to the extent that the information presented herein supersedes any information contained in those documents.  This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus including any amendments or supplements thereto.

Shares of our common stock are listed on the New York Stock Exchange under the symbol “BEE”. On September 11, 2007, the last reported sales price of our common stock on the New York Stock Exchange was $20.90 per share.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page S-8 of the prospectus supplement dated August 23, 2007, as well as in the documents incorporated by reference in the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 11, 2007

SELLING STOCKHOLDERS

The information appearing in the table below with respect to the selling stockholders named therein supplements and supersedes the information with respect to such selling stockholders in the table appearing under the heading “Selling Stockholders” in the prospectus supplement dated August 23, 2007. The information is based solely on information provided to us by or on behalf of the selling stockholders on or prior to September 11, 2007 in Selling Securityholder Notices and Questionnaires. The number of shares of common stock issuable upon the exchange or redemption of the notes shown in the table below assumes exchange of the full amount of notes held by each selling stockholder at the initial exchange rate of 36.1063 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. The exchange rate is subject to adjustment in certain events. The selling stockholders may offer all, some or none of the shares of common stock which we may issue upon the exchange of the notes. Because the selling stockholders may offer all or some portion of such shares of common stock, we cannot estimate the number of shares of common stock that will be held by the selling stockholders upon termination of any of these sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or shares of common stock since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering (1)(2)	Percentage of Shares Beneficially Owned Prior to the Offering (3)	Number of Shares Offered Pursuant to this Prospectus Supplement (1)(2)	Number of Shares Beneficially Owned After the Offering (4)	Percentage of Outstanding Common Stock Beneficially Owned Following the Offering (3)
Arctos Partners Inc. (5)	541,594	*	541,594	0	*
Argent Classic Convertible Arbitrage Fund Ltd. (6)	394,280	*	394,280	0	*
Argent LowLev Convertible Arbitrage Fund Ltd. (6)	45,493	*	45,493	0	*
Argentum Multi-Strategy Fund Ltd - Classic (6)	4,693	*	4,693	0	*

* Less than one percent.

(1)
Based on information available to us as of September 11, 2007.  The sum of the number of shares beneficially owned by the selling stockholders named in this table and in the table named in the prospectus supplement dated August 23, 2007, exceeds 6,499,134 shares of common stock (the total number of shares offered pursuant to the prospectus supplement) because certain selling stockholders may have transferred notes or otherwise reduced their position prior to selling pursuant to this prospectus supplement, and as a result we received beneficial ownership information from additional selling stockholders.  However, the maximum number of shares of common stock that may be sold pursuant to the prospectus supplement will not exceed 6,499,134 shares.

(2)
The number of shares of common stock issuable upon the exchange or redemption of the notes assumes exchange of the full amount of notes held by each selling stockholder at the initial exchange rate of 36.1063 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. The exchange rate is subject to adjustment in certain events.

(3)	Based on a total of 74,344,560 shares of our common stock outstanding as of September 11, 2007.

(4)	Assumes the selling stockholder sells all of its shares offered pursuant to the prospectus supplement.

(5)
The selling stockholder is wholly-owned by The Bear Stearns Companies Inc., a publicly-held reporting company.  The selling stockholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(6)	Nathanial Brown and Robert Richardson exercise voting and/or dispositive powers with respect to these securities.